Filed Pursuant to Rule 433

Registration Nos. 333-157848

333-157848-01

333-157848-02

Prudential Financial, Inc.

$250,000,000 6.20% Medium-Term Notes, Series D

Due January 15, 2015

Final Term Sheet, June 2, 2009

Issuer	Prudential Financial, Inc.

Ratings[1]	Baa2 / A / BBB (negative / stable / negative)

Security	Medium-Term Notes, Series D

Trade Date	June 2, 2009

Settlement Date (T+4 days)	June 8, 2009

Maturity Date	January 15, 2015

Principal Amount	$250,000,000

Price to Investors	99.937%

Net Proceeds	$249,217,500

Pricing Benchmark	2.250% UST due 05/31/2014

Benchmark Treasury Price and Yield	98-25; 2.511%

Spread to Benchmark	370 basis points

Re-offer Yield	6.211%

Coupon	6.20%

Interest Payment Dates	Semi-annually on each January 15 and July 15, commencing January 15, 2010 and ending on the Maturity Date

Day Count Convention	30 / 360

Denominations	Minimum denominations of $1,000 with increments of $1,000 thereafter

Joint Bookrunners	Goldman, Sachs & Co.; Citigroup Global Markets Inc.

Senior Co-Managers	BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Mitsubishi UFJ Securities (USA), Inc.

Junior Co-Managers	Loop Capital Markets, LLC

Muriel Siebert & Co., Inc.

Samuel A. Ramirez & Co., Inc.

The Williams Capital Group, L.P.

CUSIP Number	74432QBF1

Reports and Events of Default	The indenture, to the extent relating to the 6.20% notes and all future series of securities under the indenture, provides that any documents or reports that Prudential Financial may be required to file with the SEC pursuant to Section 13 or 15(d) of the Securities and Exchange Act will be filed with the trustee within 15 days after Prudential Financial has filed those documents or reports with the SEC. Under the Trust Indenture Act of 1939, as amended, Prudential Financial may have a separate obligation to file with the trustee documents or reports it is required to file with the SEC. Prudential Financial’s failure to comply with either filing obligation is not an event that will result in an event of default under the indenture. Accordingly, acceleration of Prudential Financial’s obligations under the 6.20% notes will not be a remedy for its failure to file those documents or reports with the trustee, and you may have no remedy for the failure other than an action in damages. For other outstanding series of notes of Prudential Financial, acceleration is a remedy, upon appropriate notice and passage of time, for the holders of those securities for Prudential Financial’s failure to file documents or reports with the trustee.

[1]

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Other Information	Concurrent with the offering of the 6.20% notes, Prudential Financial is also offering $750 million aggregate principal amount of 7.375% Medium-Term Notes, Series D due 2019. On June 1, 2009, Prudential Financial announced that it had commenced a $1.25 billion common stock offering.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-4 of the accompanying prospectus supplement.

Prudential Financial, Inc. has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Prudential Financial, Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Goldman, Sachs & Co. by calling toll free at (866) 471-2526 or Citigroup Global Markets Inc. at (877) 858-5407.